File Pursuant to Rule 424(b)(4)
Registration No. 333-128938
PROSPECTUS
588,235 Shares
INTERMOUNTAIN COMMUNITY BANCORP
Common Stock

        We are offering for sale up to 588,235 shares of our no par value common stock at $17.00 per share. We are conducting this offering in order to increase our capital and to support our growth. We are reserving the right to issue up to an additional 117,647 shares of common stock at the same price to cover over-subscriptions, if any.
      We have not hired an underwriter or anyone else to help us sell the shares being offered. The common stock will be sold through our directors and officers and they will not be compensated for their efforts. You must purchase a minimum of 295 shares of common stock. We plan to end the offering on December 1, 2005; provided, however, that the offering may be extended or terminated earlier if our board of directors decides to do so.
      Our common stock trades on the OTC “Bulletin Board” under the symbol “IMCB.OB.” On October 28, 2005, the last reported sale price for our common stock was $16.50 per share.
      These securities are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 for a discussion of factors that you should consider before you make your investment decision.

	Per Share	Total

Public offering price	$17.00	$9,999,995
Proceeds to us(1)	$17.00	$9,999,995

(1)	This amount is the total before deducting legal, accounting, printing, marketing and other offering expenses payable by us, which are estimated at $150,000, and assumes that we do not exercise our right to issue additional shares if the offering is oversubscribed.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      The date of this prospectus is November 1, 2005.

Branch Locations

Bonners Ferry
Ponderay
Priest River
Sandpoint
Rathdrum
Spokane Valley
Coeur d'Alene
Post Falls
Weiser
Payette
Ontario
Caldwell
Nampa
Gooding
Twin Falls
● Panhandle State Bank
■ Intermountain Community Bank
◆ Magic Valley Bank

EQUAL HOUSING LENDER MEMBER FDIC | www.panhandlebank.com

PSB Panhandle STATE BANK

ICB Intermountain COMMUNITY BANK

MVB Magic Valley BANK

SUMMARY
      This section briefly summarizes some of the information in, or incorporated by reference into, this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus.
Intermountain Community Bancorp
      Intermountain Community Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Panhandle State Bank, our wholly owned subsidiary, was first opened in 1981 to serve the local banking needs of Bonner County, Idaho. Since then, Panhandle State Bank has continued to grow by opening additional branch offices throughout Idaho, eastern Oregon and now eastern Washington.
      Panhandle State Bank maintains its main office in Sandpoint, Idaho and has 14 other branches. In addition to the main office, six branch offices operate under the name of Panhandle State Bank, six of the branches operate under the name of Intermountain Community Bank, a division of Panhandle State Bank and two operate under the name of Magic Valley Bank, a division of Panhandle State Bank. Effective November 2, 2004, Panhandle acquired Snake River Bancorp, Inc. (“Snake River”), which included three branches operating under the name of Magic Valley Bank. In July 2005, we consolidated one of the Magic Valley Bank branches into another office.
      We focus our banking and other services on individuals, professionals, and small to medium-sized businesses throughout our market area. In June 2005, we opened a branch in Spokane Valley, Washington. This expansion into Washington State allows us to better serve our existing customer base and expand our community banking focus into the eastern Washington market.
Historical Growth and Performance
      At June 30, 2005, we had total consolidated assets of $677.5 million. Based on asset size at June 30, 2005, we are the largest independent commercial banking company headquartered in the state of Idaho. In recent years, we have experienced significant growth. For instance, our total assets increased from $236.8 million at December 31, 2001 to $597.7 million at December 31, 2004, a 152.4% increase. Net income increased from $2.0 million in 2001 to $4.3 million in 2004, a 121.3% increase. We have produced these results through a combination of strong internal growth, de novo expansion into new markets, and key acquisitions in our target market areas.
      Over the last three years, our growth has included the following:

•	In January 2003, we acquired a branch office with approximately $39.4 million in loans and $60.7 million in deposits from Household Bank F.S.B. located in Ontario, Oregon, our first out-of-state branch;

•	In January 2003, we issued $8 million of trust preferred securities through our subsidiary, Intermountain Statutory Trust I, to help fund the Household Bank F.S.B. branch acquisition;

•	In 2003, we opened a new office in Post Falls, Idaho, giving us seven branches in the fast-growing three northernmost counties of Idaho. We also opened a new office in Caldwell, Idaho to take advantage of rapid growth in Canyon County;

•	In March 2004, we issued $8 million of trust preferred securities through our subsidiary, Intermountain Statutory Trust II, to fund additional internal and de novo expansion;

•	In March 2004, we filed to register our common stock under the Securities Exchange Act of 1934, as amended, with the U.S. Securities and Exchange Commission (SEC). Our registration statement with the SEC became effective in July 2004 and we became a publicly reporting company at that time;

•	In November 2004, we completed our first whole-bank acquisition by acquiring Snake River Bancorp, Inc. and its subsidiary, Magic Valley Bank, both located in Twin Falls, Idaho, in a transaction that contributed approximately $65.5 million in loans and $69.6 million in deposits;

•	In May 2005, we opened a new branch and administrative center in Coeur d’Alene, Idaho, replacing a smaller, hard-to-access facility and centralizing many of our administrative departments; and

•	In June 2005, we opened a branch office in Spokane Valley, Washington, marking our first entry into Washington State.
      With regard to our financial performance from December 31, 2001 to December 31, 2004, we have increased our:

•	Loans at an average rate of 39% per year;

•	Assets at a rate of 36% per year;

•	Net income at 30% per year;

•	Book value per share 22% per year; and

•	Diluted earnings per share at 24% per year.
      The following table highlights our recent growth and performance.

	At or for the Six Months
	Ended June 30,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except per share data)
Net Income	$3,069	$2,001	$4,346	$3,661	$2,590	$1,964	$2,304
Diluted earnings per share	0.49	0.37	0.80	0.72	0.53	0.42	0.48
Total assets	677,549	461,833	597,680	409,760	287,413	236,756	195,681
Net loans	496,332	316,333	418,661	287,256	194,774	157,096	114,060
Total deposits	539,935	393,344	500,923	344,866	243,583	192,542	176,172
Total shareholders’ equity	48,086	28,141	44,564	27,078	23,916	21,100	18,109
Book value per share	$8.29	$5.83	$7.85	$5.70	$5.07	$4.34	$3.72
Net interest margin	4.63%	4.39%	4.94%	5.03%	5.52%	5.08%	5.45%
Efficiency ratio(1)	66.3%	67.8%	72.4%	72.3%	67.8%	68.3%	60.2%
Return on average assets	0.98%	0.93%	0.91%	0.99%	1.01%	0.91%	1.29%
Return on average equity	13.42%	14.41%	13.71%	14.24%	11.52%	9.99%	14.06%

(1)	Efficiency ratio is calculated as non-interest expense divided by total revenue less interest expense.
Vision Statement and Strategic Focus
      Our vision statement is “A personal relationship every customer values for life.” This speaks to our goal of developing valued, long-term relationships with our customers by delivering outstanding customer service and a wide range of personalized financial solutions that respond to our customers’ needs. We focus on serving professionals, businesses, non-profits, agri-businesses, builders, and their managers and owners. Our banking philosophy has led to the development of deposit, lending, and other financial services that respond to professional and commercial customer needs for speed, efficiency, and information, and complement our more traditional banking products. Our specialized financial solutions include cash management services, courier services, personalized financial analysis and review, revolving credit lines, asset-based lending services and rapid loan approval.
Growth Strategy
      We operate a multi-branch banking system and are executing plans for the formation and acquisition of banks and bank branches that can operate under a decentralized community bank structure. We plan expansion in markets that are contiguous, within 150 miles of our existing branches in Idaho, Oregon, Washington, and Montana. We are pursuing a balance of asset and earnings growth by focusing on increasing our market share in our present locations, building new branches in targeted areas and pursuing attractive opportunities to merge or acquire other community banks. We will pursue this strategy by emphasizing the following initiatives:

•	Maintaining our community banking approach by preserving the independent identity of our banking offices and allowing most lending decisions to be made at the local level;

•	Offering a full array of banking solutions, with a particular emphasis on value creation through the advice of knowledgeable, experienced bankers in molding individualized solutions to customer needs;

•	Delivering high levels of personalized customer service;

•	Attracting and retaining skilled banking officers who are well known and highly respected in their communities;

•	Reinvesting heavily in the economic growth, educational excellence and community spirit of the communities in which we operate; and

•	Pursuing selective acquisitions of community banks in our target market area.
Centralized Support and Control
      The size of our company, experience of management and significant investment in both people and technology provides us with a unique opportunity to differentiate delivery of financial solutions. We are supporting defined target marketing at the relationship officer level. We have built the defined target markets from existing customer intelligence and linked our customer relationships to provide relationship officers a system/strategy to enhance both the customer relationship and financial value to our clients and to us. We have implemented system technology and employee training with the objective of improving leverage of our salary and marketing expenses, growth of our most profitable customer relationships and expansion of our line of business segments. Centralization of operating activities and decentralization of marketing and delivery activities afford an intimate and efficient relationship with the customer.
Our Management
      We have assembled a senior management team with depth and breadth of experience in the financial services industry, all of whom are in the prime years of their banking careers. Our management team is comprised of:

•	Curt Hecker, age 45, President and Chief Executive Officer;

•	Jerry Smith, age 49, Executive Vice President, Bank Administration;

•	Doug Wright, age 41, Executive Vice President and Chief Financial Officer;

•	John Nagel, age 54, Senior Vice President and Chief Credit Officer; and

•	Pam Rasmussen, age 45, Senior Vice President and Chief Operating Officer.
      Our principal executive offices are located at 231 N. Third Avenue, Sandpoint, Idaho 83864. Our telephone number is (208) 263-0505.

THE OFFERING

Issuer	Intermountain Community Bancorp

Securities being offered	588,235 shares of Intermountain Community Bancorp common stock

Offering price per share	$17.00

Net Proceeds to us	$9,849,995, if all 588,235 shares are sold, net of estimated expenses related to the offering of $150,000 and assuming that we do not exercise our right to issue 117,647 additional shares if the offering is oversubscribed.

Minimum Subscription	295 shares ($5,015)

Maximum Subscription	58,824 shares ($1,000,008) (subject to any applicable regulatory approval and the discretion of our board of directors)

Priority	Existing shareholders and our customers will receive priority in the offering process.

Common Stock Outstanding at October 28, 2005	5,852,528 shares

Common Stock to be Outstanding After Offering	6,440,763 shares, assuming all 588,235 shares are sold and assuming none of our outstanding options are exercised and that we do not issue additional shares in the event of over-subscriptions, if any.

Offering Expiration Date	December 1, 2005, unless we decide to extend or terminate earlier.

Use of proceeds	We plan to use approximately $1,000,000 of the net proceeds from this offering for general corporate purposes and working capital, and the reminder to be invested in Panhandle State Bank to fund future growth.

Risk factors	See “Risk Factors” beginning on page 7 and other information included or incorporated by reference in this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

Dividend Policy	We intend to continue to follow our strategic plan of retaining earnings to increase our capital and provide additional basis for growth. Accordingly, we do not plan to pay cash dividends on our common stock in the near future, although we have declared several stock splits and stock dividends and may do so again in the future.

OTC “Bulletin Board” Trading Symbol	“IMCB.OB”

SUMMARY CONSOLIDATED FINANCIAL DATA
      The following table presents our summary consolidated financial data for each of the five years in the period ended December 31, 2004 and for the six-month periods ending June 30, 2005 and 2004. The summary consolidated financial data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements, including the accompanying notes, included in our Annual Report on Form 10-K for the year ended December 31, 2004, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, which are incorporated by reference in this prospectus. The financial data as of and for each of the five years ended December 31, 2000 through 2004 are derived from our audited financial statements. The financial data as of and for the six-month periods ending June 30, 2005 and 2004 are unaudited, but include all adjustments that we believe are necessary for a fair presentation. Past performance is not necessarily predictive of future performance, and prior results should not be considered indicative of the results to be expected for any future period.

	At or for the Six Months
	Ended June 30,		At or for the Years Ended December 31,

	2005	2004(1)(3)	2004(1)	2003(1)	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except per share data)
Statement of Income Data:
Interest income	$18,219	$11,486	$27,314	$22,533	$16,787	$16,313	$14,709
Interest expense	(4,632)	(2,524)	(5,712)	(4,970)	(3,919)	(6,123)	(5,716)

Net interest income	$13,587	$8,962	$21,602	$17,563	$12,868	$10,190	$8,993
Provision for credit losses	(1,292)	(829)	(1,438)	(955)	(1,607)	(1,134)	(808)

Net interest income after provision for credit losses	$12,295	$8,133	$20,164	$16,608	$11,261	$9,056	$8,185
Noninterest income	4,510	3,234	7,197	5,985	4,232	2,628	1,605
Noninterest expense	(12,003)	(8,265)	(20,843)	(17,026)	(11,589)	(8,760)	(6,378)

Net income before provision for income taxes	$4,802	$3,102	$6,518	$5,567	$3,904	$2,924	$3,412
Provision for income taxes	(1,733)	(1,101)	(2,172)	(1,906)	(1,314)	(960)	(1,108)

Net income	$3,069	$2,001	$4,346	$3,661	$2,590	$1,964	$2,304

Per Share Data:
Basic earnings per share(2)	$0.53	$0.42	$0.88	$0.77	$0.55	$0.43	$0.50
Diluted earnings per share(2)	$0.49	$0.37	$0.80	$0.72	$0.53	$0.42	$0.48
Cash dividends declared	—	—	—	—	—	—	—
Book value per share (period end)(2)	$8.29	$5.83	$7.85	$5.70	$5.07	$4.34	$3.72
Performance Ratios:
Net interest margin	4.63%	4.39%	4.94%	5.03%	5.52%	5.08%	5.45%
Return on average assets	0.98%	0.93%	0.91%	0.99%	1.01%	0.91%	1.29%
Return on average equity	13.42%	14.41%	13.71%	14.24%	11.52%	9.99%	14.06%
Avg. equity to avg. assets ratio	7.31%	6.42%	6.64%	6.80%	8.80%	9.04%	9.56%
Asset Quality Ratios:
Non-performing assets to total loans	0.39%	0.58%	0.56%	0.45%	0.31%	0.65%	0.48%
Net charge-offs to average loans	—	—	0.13%	0.25%	0.47%	0.27%	0.33%
Allowance for loan losses to total loans	1.60%	1.80%	1.62%	1.75%	1.64%	1.61%	1.61%
Non-performing assets to total assets	0.28%	0.39%	0.39%	0.31%	0.21%	0.44%	0.19%

	At or for the Six Months
	Ended June 30,		At or for the Years Ended December 31,

	2005	2004(1)(3)	2004(1)	2003(1)	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except per share data)
Balance Sheet Data (period end):
Total assets	$677,549	$461,833	$597,680	$409,760	$287,413	$236,756	$195,861
Loans, net	496,332	316,333	418,661	287,256	194,774	157,096	114,060
Total deposits	539,935	393,344	500,923	344,866	243,583	192,542	176,172
Borrowings	76,187	33,876	42,428	30,435	15,970	13,081	1,757
Shareholders’ equity	48,086	28,141	44,564	27,078	23,916	21,100	18,109
Common shares outstanding(2)	5,798	4,829	5,676	4,747	4,719	4,857	4,862

(1)	Comparability is affected by the acquisition of a branch in January 2003 and a whole-bank acquisition in November 2004.

(2)	Earnings per share, book value per share and common shares outstanding have been adjusted retroactively for the effect of stock splits and dividends.

(3)	Certain prior period amounts have been reclassified to conform with the current period’s presentation.

RISK FACTORS
      Investing in our common stock involves risks. You should carefully consider the following risk factors before you decide to buy our common stock. The risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, or which we do not believe are material, may cause earnings to be lower, or hurt our financial condition. You should also consider the other information in this prospectus, as well as in the documents incorporated by reference into this prospectus.
Risks Relating to Our Business

We may be unable to successfully execute our growth strategy.
      We have pursued, and intend to continue to pursue, a growth strategy, the success of which will depend primarily on generating an increasing level of loans and funding at acceptable risk and expense. There can be no assurance that we will be successful in continuing our growth strategy, however, since it depends upon economic conditions, our ability to identify appropriate markets for de novo expansion and acquisition opportunities, our ability to recruit and retain qualified personnel, our ability to fund growth at reasonable cost, sufficient capital, competitive factors, banking laws, and other factors described in this prospectus.
      We intend to use the proceeds of the offering to support further growth in the level of our assets and deposits and the number of our offices, including offices in new markets that may not be immediately contingent to our current markets and executive headquarters. We cannot be certain as to our ability to manage increased levels of assets and liabilities, or offices in these new markets, without increased expenses and higher levels of nonperforming assets. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loan balances, which may adversely affect earnings, shareholder returns, and our efficiency ratio. Increases in operating expenses or nonperforming assets may decrease the value of our common stock.
      In addition, in the future we may continue to acquire banks, branches of other financial institutions, or other businesses. We cannot assure you that we will be able to adequately or profitably manage any such acquisitions. The acquisition of banks, bank branches, and other businesses involves risks, including exposure to unknown or contingent liabilities, the uncertainties of asset quality assessment, the difficulty and expense of integrating the operations and personnel of the acquired companies with ours, the potential negative effects on our other operations of the diversion of management’s time and attention, and the possible loss of key employees and customers of the banks, businesses, or branches we acquire. Our failure to execute our internal growth strategy or our acquisition strategy could adversely affect our business, results of operations, financial condition and future prospects.

Changes in economic conditions may cause us to have lower earnings.
      The inability of borrowers to repay loans can erode our earnings. Substantially all of our loans are to businesses and individuals in northern, south central, and southwestern Idaho, and any decline in the economy of these market areas could impact us adversely. As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment.

Our allowance for loan losses may not be adequate to cover our actual loan losses, which could adversely affect our earnings.
      We maintain an allowance for loan losses in an amount which we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that are identified. As a result, future additions to the allowance may be necessary. Additionally, future additions may be required based on changes in the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the allowance. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses could have a negative effect on our financial condition and results of operations.
      Our loan portfolio contains a high percentage of commercial and commercial real estate loans in relation to our total loans and total assets. Commercial and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

Unseasoned loans may increase the risk of credit defaults in the future.
      Due to our rapid growth over the past several years, a significant portion of the loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans may behave more predictably than a newer portfolio. Because a large portion of our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

We use wholesale funding sources and certificates of deposit to supplement our core deposits, which exposes us to liquidity risk and potential earnings volatility or other adverse effects if we are unable to secure adequate funding.
      We rely on wholesale and non-core funding, including Federal Home Loan Bank borrowings and certificates of deposits, to supplement core deposits to fund our business. At June 30, 2005, certificates of deposit constituted approximately $169.6 million, or 31.4%, of our total deposits. At June 30, 2005, we had approximately $5.0 million in brokered deposits, including brokered certificates of deposit. Wholesale funding sources are affected by general market conditions and the condition and performance of the borrower, and the availability of funding from wholesale lenders may be dependent on the confidence these investors have in our operations. Non-core deposit customers, especially brokered and wholesale certificate of deposit customers, may be less loyal than core deposit customers; therefore, non-core deposits are a less reliable source of funding. The continued availability to us of these funding sources cannot be assured, and we may find it difficult to retain or replace them at attractive rates as they mature. Our liquidity will be constrained if we are unable to renew our wholesale funding sources or if adequate financing is not available to us in the future at acceptable rates of interest or at all. We may not have sufficient liquidity to continue to fund new loans, and we may need to liquidate loans or other assets unexpectedly in order to repay obligations as they mature. If we do not have adequate sources of liquidity at attractive rates, we may have to restrain the growth of assets or reduce our asset size, which may adversely affect shareholder value.

We rely on our management and other key personnel, and the loss of any of them may adversely affect our operations.
      We are and will continue to be dependent upon the services of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key local managers and commercial loan officers. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial condition.

Commercial loans and commercial real estate loans represent a significant portion of our loan portfolio, and repayment of these loans may be dependent on factors outside of our control or the control of our borrowers.
      As of June 30, 2005, commercial loans and commercial real estate loans totaled $382.6 million, or 75.8%, of our total loan portfolio. Commercial lending and commercial real estate lending typically involve higher principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the borrowers and cash flow from the collateral securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow of the borrowers and the value of the collateral securing the loans. At June 30, 2005, our largest commercial borrower had loans outstanding in the amount of $8.9 million. This represents approximately 1.8% of net loans at June 30, 2005.
Risks Related to This Offering

Only a limited trading market exists for our common stock, which could lead to price volatility.
      Only a limited trading market for our common stock exists on the OTC “Bulletin Board.” Although nine dealers currently trade shares of our common stock, we cannot assure you that an active public market for our common stock will ever develop or the extent to which those dealers will continue trading our common stock and warrants. During the year 2004, the average daily volume of common shares traded was 1,756 (as adjusted for our three-for-two stock split effective March 15, 2005).

We will have broad discretion in applying the net proceeds of this offering and the use of proceeds may not enhance the market value of our common stock.
      We have significant flexibility in applying the proceeds of this offering. We are not required to allocate the proceeds to any specific investment or transaction or other use. As part of your investment decision, you will not be able to assess or direct how we apply the net proceeds. We may not be able to fully or profitably deploy the proceeds of this offering. The price of our common stock may decline if the market does not view our use of the proceeds from this offering favorably.

Concentrated ownership of our common stock by directors and executive officers creates a risk of sudden changes in our share price.
      As of October 28, 2005, directors and executive officers owned or controlled approximately 27.5% of the total outstanding common stock, including vested stock options as if they were exercised and outstanding. Investors who purchase our common stock or warrants may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large shareholders of a significant portion of that shareholder’s holdings could have a material adverse effect on the market price of our common stock.

Future sales of our common stock or other securities may dilute the value of our common stock.
      In many situations, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, including shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.
      The sale, or availability for sale, of a substantial number of shares of common stock in the public market as a result of or following this offering could adversely affect the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

Cash dividends on the shares you acquire in this offering are unlikely.
      We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of our business.
      Our ability to pay dividends in the future will depend primarily upon the earnings of Panhandle State Bank and its ability to pay dividends to us. Since we are a holding company with no significant assets other than Panhandle State Bank, we depend upon dividends from the bank for all of our revenue and for the payment of our expenses, if any. Panhandle State Bank’s ability to pay dividends or make other capital distributions to us is subject to the regulatory authority and limitations of the Federal Deposit Insurance Corporation (“FDIC”) and the Idaho Department of Finance.

Provisions in our articles of incorporation, bylaws and agreements with our executive officers may limit the ability of another party to acquire us.
      Various provisions of our articles of incorporation, bylaws and agreements with our executive officers could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our shareholders. These provisions provide for, among other things, advance notice for nomination of directors and limitations on the ability of shareholders to call a special meeting of shareholders, which can make minority shareholder representation on the board of directors more difficult to establish. In addition, our articles of incorporation require supermajority approval of certain transactions and amendments to the articles of incorporation.
      Our bylaws provide that our board of directors is divided into three classes of directors serving staggered terms of office, with one class of directors elected each year for a three-year term. The use of a staggered board may make a change in control, or the removal of management, more difficult, as only a third of the directors are elected in any given year.
      Our employment and change-in-control severance agreements with our executive officers require payments to be made to our executive officers in the event of a change in control of us or Panhandle State Bank. These provisions could delay, defer or prevent a change in control of us, or could discourage bids at a premium over the market price of the common stock, because of the costs associated with paying these change in control payments.
Risks Related to Our Industry

Changes in interest rates and other factors beyond our control may adversely affect our earnings and financial condition.
      Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

      Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events, and events in world financial markets. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our various markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors. At June 30, 2005, our interest rate sensitivity simulation model projected that annual net income would increase by 1.40% if interest rates immediately rose by 100 basis points, and projected annual net income would decrease by 2.81% if interest rates immediately fell by 100 basis points. The results of our interest rate sensitivity simulation model depend upon a number of assumptions that may not prove to be accurate. There can be no assurance that we will be able to successfully manage our interest rate risk.

Competition may decrease our growth or profits.
      We compete for loans, deposits, and investment dollars with banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, may increase our operating costs, and may make it harder for us to compete profitably.

Government regulation significantly affects our business.
      The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. Panhandle State Bank is subject to regulation and supervision by the FDIC, the Idaho Department of Finance, the Washington Department of Financial Institutions and the Oregon Division of Consumer Services. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve satisfactory interest spreads.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Certain statements contained in this prospectus, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “may,” “will,” “should,” “would,” and similar words, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which we operate, demographic changes, competition, fluctuations in interest rates, changes in business strategy or development plans, changes in governmental regulation, credit quality, the availability of capital to fund the expansion of our business, and other risk factors referenced in this prospectus. The factors set forth under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.
      We caution that these statements are further qualified by important factors, in addition to those under “Risk Factors” above and elsewhere in this prospectus and the documents which are incorporated by reference in this prospectus, that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things, economic conditions and other risks described in our filings with the SEC.
      Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this prospectus, and in the case of documents incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms  10-K, 10-Q and 8-K.
SUBSCRIPTION OFFER AND PLAN OF DISTRIBUTION

Subscription Offer
      We are hereby offering up to 588,235 of our common stock at a price of $17.00 per share. You must purchase a minimum of 295 shares; however, we reserve the right to sell less than the minimum subscription to any investor.
      Because we are conducting this offering on a best-efforts basis, there is no assurance that all 588,235 shares will be sold. We are offering these shares through our directors and officers. They will not be compensated in connection with their procurement of subscriptions, but will be reimbursed for any reasonable out-of pocket expenses incurred in connection with the offering, if any. We do not expect, however, that any such expenses will be significant. We will not compensate or seek the assistance of any securities dealers, brokers or salespersons in connection with the offering.

Our Over-Subscription Option
      We reserve the right to issue up to 117,647 shares of common stock at the offering price of $17.00 if this offering is oversubscribed.

Determination of Offering Price
      Our board of directors considered various factors in determining that the shares should be offered at a price of $17.00 per share. In determining that the sales price represents the fair market value, the board took the following factors into account: our historical earnings and future prospects; the book value per share of our outstanding common stock; recent sales prices for our common stock, as reported on the OTC Bulletin Board; current market price multiples of similarly situated competitors; and the sales prices in stock offerings by other similarly situated financial institutions.
      While our board of directors did consult with a variety of internal and external sources in determining the appropriate price for the shares of this offering, there can be no assurance that the offering price reflects the actual value of the offered shares. On October 28, 2005, the last reported sale price for our common stock was $16.50 per share.

Plan of Distribution
      The shares of common stock offered hereby are being offered to the public as well as to our existing shareholders. It is anticipated that our directors and executive officers will subscribe for approximately 57,648 shares with an aggregate offering price of $980,016, although no assurance can be given in this regard and the actual number of shares subscribed for by such persons may be higher or lower than indicated.
      It is our intention to allocate the shares in the order in which the completed Subscription Application forms are received by us, with priority given to customers and our current shareholders. However, we reserve the right to sell shares in such manner as we, in our sole discretion, deem appropriate. We may, in our sole and absolute discretion, reject any subscription, in whole or in part, and sell to any person a lesser number of shares than the number of shares subscribed for by such person.
      In the event of an over-subscription, and subject to our right to issue up to 117,647 additional shares as described above, we will consider various factors in determining which subscriptions to accept, including an investor’s existing relationship with us, either as a shareholder or as a customer, the investor’s potential to bring business to us, and the order in which subscriptions are received. To the extent feasible, we will give priority to the first $100,000 of investment by each investor.
      The shares of common stock offered hereby are offered subject to prior sale, withdrawal or cancellation, without notice by us. We may, in our sole and absolute discretion, elect not to offer shares in connection with this offering to any person, including persons who are not residents of Idaho. We also reserve the right to sell any lesser number of shares than the total offered and to sell less than the minimum subscription to any investor.

How to Subscribe
      You may subscribe for shares of common stock by completing our Subscription Application form and a Form W-9 and delivering them to us.
      You should mail or deliver your completed Subscription Application form and the Form W-9, together with payment for the shares of common stock you want to purchase, to:

Intermountain Community Bancorp
231 N. Third Avenue
Sandpoint, ID 83864
Attention: Investor Relations
      Checks, bank drafts, or money orders should be made payable to:
      Intermountain Community Bancorp — 2005 Stock Subscription Account
      Alternatively, you may subscribe by sending a facsimile of the Subscription Application form and the Form W-9 to us and by wiring the necessary funds to us. Funds must be wired to us on the same day as the facsimile is sent. We must receive all facsimile messages and wired funds by 2:00 p.m. Pacific Time. Instructions for subscribing in this manner are:

Facsimile number: (208) 265-3745
Wire instructions:
Panhandle State Bank
ABA No. 123103606
Attention: 2005 Stock Subscription Account
For credit to Account No. 1333069
      Subscriptions must be received by us by 5:00 p.m. Pacific Time on December 1, 2005, the scheduled expiration date of the offering. However, we may terminate the offering earlier or extend the offering, in our sole discretion, and without delivery of any notice.

      Once accepted, subscriptions are irrevocable and may not be withdrawn without our consent. We may cancel the offering in its entirety at any time, in which event payments received from investors will be returned in full without interest. Also, we may, in our sole discretion, terminate the offering prior to receipt of subscriptions for the maximum number of shares of common stock offered.

Special Subscription Account
      All subscription proceeds will be held by us at Panhandle State Bank in a specially designated “2005 Stock Subscription Account.” No funds will be released from this account and added to our capital accounts until we have determined which subscriptions to accept or reject, in whole or in part. We will notify each investor no later than 20 days after the offering is concluded whether their subscription has been accepted or rejected, in whole or in part. If we do not accept, in whole or in part, any subscription, whether because the subscription is rejected or because the offering is cancelled in its entirety, we will mail a refund to the investor in an amount equal to the subscription price for shares of common stock as to which the subscription is not accepted, without interest, by no later than 20 days after the offering is concluded. Upon payment of any refund, we, and our directors, officers, and agents, will have no further liability to any investor.

Issuance of Certificates
      Certificates for the shares of our common stock duly subscribed, paid for and accepted will be issued by us or our transfer agent, American Stock Transfer & Trust, as soon as practicable after completion of the offering.
USE OF PROCEEDS
      Based on the offering price of $17.00 per share, we estimate that the net proceeds from the sale by us of 588,235 shares of common stock in this offering will be $9,849,995 million ($11,849,994 million if we exercise our over-subscription option), after deducting the estimated aggregate offering expenses of $150,000 payable by us. We plan to use approximately $1,000,000 of the net proceeds from this offering for general corporate purposes and working capital, and the remainder to be invested in Panhandle State Bank to fund future growth.
      We regularly explore opportunities for potential acquisitions of financial institutions and de novo expansion. With the exception of a new branch in Twin Falls, Idaho, slated for opening in the first half of 2006, we do not currently have any other agreements or definitive plans relating to any such acquisition or expansion or for the use of any portion of the proceeds from this offering to be used for those purposes.
      The amounts actually expended for working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under “Risk Factors.” Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we intend to invest the proceeds in short-term, investment-grade securities.

CAPITALIZATION
      The following table sets forth our capitalization on a consolidated basis as of June 30, 2005:

•	on an actual basis; and

•	as adjusted to reflect the receipt and application by us of estimated net proceeds of $9,849,995 from our sale of 588,235 shares of our common stock in this offering at a public offering price of $17.00 per share, after deducting the estimated offering expenses of $150,000 and assuming that we do not exercise our right to issue up to 117,647 additional shares if this offering is oversubscribed.
      The following information should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations, and our consolidated financial statements, including the accompanying notes, which are contained in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, each of which is incorporated by reference in this prospectus.

	June 30, 2005

	Actual	As Adjusted

	(Dollars in thousands)
Debt:
FHLB advances	$15,000	$15,000
Other Debt	44,660	44,660
Trust preferred securities of subsidiary trusts holding solely subordinated debentures	16,527	16,527

Total Debt	$76,187	$76,187

Stockholders’ Equity:
Common stock, no par value per share; 24,000,000 shares authorized; 5,819,486 shares issued and 5,798,366 shares outstanding actual; 6,407,721 shares issued and 6,386,601 shares outstanding as adjusted for this offering	$31,379	$41,229
Retained earnings	17,827	17,827
Unearned Compensation — Restricted Stock	(335)	(335)
Accumulated other comprehensive income (loss), net of tax	(785)	(785)

Total stockholders’ equity	$48,086	$57,936

Capital Ratios:
Average Equity to average total assets	7.31%	8.74%
Tangible Equity to tangible assets	5.42%	7.02%
Tier 1 Leverage ratio(1)	7.45%	8.84%
Tier 1 risk-based capital ratio(1)	8.30%	9.83%
Tier 2 risk-based capital ratio(1)	9.55%	11.06%

(1)	Capital ratios are for Panhandle State Bank.
MARKET FOR COMMON STOCK AND DIVIDENDS

Market for Our Equity Securities
      As of October 28, 2005, we had 5,874,048 shares of our common stock issued and 5,852,528 shares outstanding. As of October 28, 2005, we had approximately 649 holders of record of our common stock, although we believe that there are approximately an additional 642 shareholders who own their shares in “street name” through brokerage firms.

      There has been a limited trading market for our common stock on the OTC Bulletin Board (trading symbol “IMCB.OB”). We are aware of nine market makers in our common stock. However, there may be a number of other dealers who affect trades in our common stock through these market makers. No assurance can be given that a more active public trading market for our common stock will develop in the future or the extent to which those dealers will continue to effect trades.
      The information in the following table indicates the high and low sales prices and average daily volume of trading for our common stock for each quarterly period since January 1, 2003, and is based upon information provided by the OTC Bulletin Board. Because of the limited market for our common stock, these prices may not be indicative of the fair market value of our common stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below. These prices do not include retail mark-ups, mark-downs, or commissions and have been adjusted for subsequent stock splits and dividends.

			Average Daily
	High	Low	Volume

2003
First Quarter	$7.30	$6.67	993
Second Quarter	$8.18	$7.06	859
Third Quarter	$10.42	$8.18	1,135
Fourth Quarter	$13.17	$9.83	1,425
2004
First Quarter	$16.00	$13.17	1,782
Second Quarter	$17.00	$15.83	1,231
Third Quarter	$17.33	$14.17	988
Fourth Quarter	$18.33	$15.00	3,006
2005
First Quarter	$18.50	$16.33	2,692
Second Quarter	$18.35	$16.00	1,055
Third Quarter	$17.50	$16.05	2,684
Fourth Quarter (through October 28, 2005)	$17.75	$16.50	3,845

Dividends
      To date, we have not paid any cash dividends. Payment of cash dividends in the future will depend upon our earnings and financial condition and other factors deemed relevant by our Board of Directors. It is our current intention to follow our strategic plan of retaining earnings to increase our capital and provide additional basis for growth. Accordingly, no assurance can be given that any cash dividends will be declared in the foreseeable future.
LEGAL MATTERS
      The validity of the shares of common stock being offered by this prospectus has been passed upon for us by the law firm of Graham & Dunn PC, Seattle, Washington.
EXPERTS
      The consolidated financial statements of Intermountain Community Bancorp incorporated by reference in this Prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a web site on the Internet at “http://www.sec.gov” that contains reports, proxy and information statements, and other information regarding companies, including Intermountain Community Bancorp, that file electronically with the SEC. Our SEC filings also are available on our web site at http://www.intermountainbank.com. Information on our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.
      We have filed a Registration Statement on Form S-3 to register the common stock to be sold in the offering. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement. SEC regulations require us to “incorporate by reference” information into this prospectus, which means that important information is disclosed by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. Information incorporated by reference from earlier documents is superseded by information that is included in this prospectus or is incorporated by reference from more recent documents, to the extent that they are inconsistent.
DOCUMENTS INCORPORATED BY REFERENCE
      This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (file no. 000-50667).
      (1) Annual Report on Form 10-K for the year ended December 31, 2004;
      (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;
      (3) Proxy Statement for Intermountain Community Bancorp’s 2005 Annual Meeting of Shareholders;
      (4) Current Reports on Form 8-K filed on March 10, 2005 and May 3, 2005; and
      (5) The description of our common stock contained in the Registration Statement on Form S-4, filed with the Commission on September 10, 2004 (File No. 333-118908), including any amendments or reports filed for the purpose of updating such description.
      Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

      You can obtain any of the documents incorporated by reference from us, the SEC or the SEC’s Internet web site as described above. Documents incorporated by reference, including any exhibits specifically incorporated by reference therein, are available from us without charge. You may obtain copies of documents incorporated by reference by requesting them in writing or by telephone from:
Susan Pleasant
Executive Assistant
Intermountain Community Bancorp
231 N. Third Avenue
Sandpoint, ID 83864
Telephone (208) 263-0505
      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated November 1, 2005. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

•	You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

•	We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

•	You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

•	This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

588,235 Shares
INTERMOUNTAIN COMMUNITY
BANCORP
Common Stock

Prospectus
November 1, 2005